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                                                                    Exhibit 12.1

Telemundo Holdings, Inc.
Exhibit - Ratio of Earnings to Fixed Charges
(Dollars In Thousands)

                                                                                   Year Ended
                                                             Predecessor (a)       ----------                  Six Months Ended
                                                             --------------                                    ----------------
                                                      1993        1994           1995       1996      1997       1997      1998
Net income (loss), before extraordinary
items, income taxes net loss from
investment in and disposal of Telenoticias,
and Merger related expenses
                                                                                (214)       8,261    (7,536)   (11,705)   (10,378)
Fixed charges:

  Interest expense, including interest
  component of operating leases                                               14,889       19,320    21,249     10,410     10,881
                                                                             -------      -------   -------    -------    -------
Earnings                                                                      14,675       27,581    13,713     (1,295)       503
                                                                             =======      =======   =======    =======    =======
Ratio of earnings to fixed charges                                                           1.43

Fixed charges in excess of earnings                                              214           --     7,536     11,705     10,378


(a) As a result of the effects of the restructuring whereby Telemundo was recapitalized and adopted fresh start reporting as of December 31, 1994, the ratio of earnings to fixed charges is not applicable for 1994 and prior periods.